EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in Millions)	2013	2012	2011	2010	2009
Earnings:
Net income	$446	$339	$397	$348	$ 362
Income tax (benefit) provision	(96)	(51)	(48)	(24)	8
Interest expense including interest expense to affiliates	597	749	707	598	629

Total earnings	$947	$1,037	$1,056	$922	$ 999

Fixed charges – interest expense including interest expense to affiliates	$597	$749	$707	$598	$ 629

Ratio of earnings to fixed charges	1.59	1.38	1.49	1.54	1.59

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.

E-6